November 4, 2010

Kevin L. Vaughn
Accounting Branch Chief
U.S. Securities & Exchange Commission
Mail Stop 3030
Washington, D.C. 20549

Re:                         Shrink Nanotechnologies, Inc.
Item 4.01 Form 8-K
Filed October 18, 2010
File No. 0-52860

Dear Mr. Vaughn:

Reference is hereby made to the correspondence of the Securities and Exchange Commission accounting staff (the “Staff” or “SEC” or “your”) to Shrink Nanotechnologies, Inc., a Delaware corporation (the “Company”), dated as of October 21, 2010 (the “Comment Letter”) relating to the Company’s Current Report on Form 8-K dated July 26, 2010 (the “Current Report”).  In response to your Comment Letter, we respectfully provide you with the following response, in number order, to the corresponding Item in your Comment Letter.  In addition, we have already endeavored to reflect the new expanded information as best as possible, in our amended Current Report on Form 8-K, filed October 25, 2010 (the “Amended 8-K”).

Staff Comment

Form 8-K dated July 26, 2010

Item 4.01. Changes in Registrant’s Certifying Accountant

1.	Please amend your Form 8-K to include the required Exhibit 16 letter from your former auditor stating whether they agree with your Item 304 disclosures, or the extent to which they do not agree.

Company Response

 The Company has filed an Amended 8-K on October 25, 2010, which includes the Exhibit 16 letter from our former auditor.

The Company further acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions or desire any additional information, please feel free to contact the undersigned at any time.

Sincerely,

SHRINK NANOTECHNOLOGIES, INC.

By: /s/   Mark L. Baum
Mark L. Baum, Esq.
President and Chief Executive Officer